NEWS RELEASE

July 22, 2015

FOR IMMEDIATE RELEASE

BlackBerry Acquiring AtHoc to Enable Secure Mass Communication and Collaboration

BlackBerry and AtHoc to connect communities, devices and organizations for real time communication

Waterloo, Ontario - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today announced that it has entered into a definitive agreement to acquire AtHoc. Terms of the transaction were not disclosed.

AtHoc is a leading provider of secure, networked crisis communications. Its software platform enables people, devices and organizations to exchange critical information in real time during business continuity and life safety operations. The AtHoc platform will integrate with BlackBerry’s enterprise portfolio and trusted global network to offer customers new capabilities for safety, security and mission-critical business communication. The acquisition will enable AtHoc to expand globally and increase scale, as well as deliver new applications on a secure platform for mass communication. For example, new applications may include integrating AtHoc solutions with BBM Meetings during an alert to enable live video feeds or transmit messages to provide real-time collaboration by leaders and decision makers.

AtHoc’s networked crisis communications platform alerts any device - including iOS, Android, PC and Mac desktops, digital displays, radios, IP phones, and endpoints such as sirens, fire panels and speakers - helping organizations and people to connect and share information in times of crisis. The leading provider to the U.S. Departments of Defense (DoD) and Homeland Security, AtHoc also supports public and private enterprises across the world, including healthcare providers and industrial facilities.

“BlackBerry is making strategic investments in security, privacy and the Internet of Things, and acquiring AtHoc will enable us to provide a holistic, end-to-end approach to communications,” said John Chen, BlackBerry Executive Chairman and CEO. “We have a proud history of securing mission-critical communications for the public sector as well as enterprises operating in the most highly regulated industries. AtHoc’s technology and expertise will play a key role as BlackBerry works to connect and secure a broad range of endpoints.”

“AtHoc and BlackBerry share a common vision of a securely connected world,” said Guy Miasnik, President and CEO, AtHoc. “Federal departments, state and local agencies, and commercial enterprises alike depend on AtHoc to communicate reliably during their most critical moments. Becoming part of BlackBerry will give us the ability to scale more quickly to expand our global reach and introduce new applications for the AtHoc platform, while continuing to serve our government and enterprise customers.”

AtHoc is recognized as a “Leader” by industry analyst firm Gartner and achieved the highest position for ability to execute on the firm’s Magic Quadrant for U.S. Emergency/Mass Notification Services1. BlackBerry has provided the world’s most secure mobility solutions for more than two decades, and has earned more than 70 government certifications and approvals, greater than any other mobile vendor. The BlackBerry 10 platform is the only mobility solution to receive the coveted Full Operational Capability (FOC) certification to run on U.S. DoD networks. BlackBerry is the trusted mobility partner of all G7 governments, 16 of the G20 governments, 10 out of 10 of the largest global banks and law firms, and the top five largest managed healthcare, investment services, and oil and gas companies.

The transaction is expected to be completed in BlackBerry’s 2016 fiscal third quarter and is subject to customary closing conditions.

[1] Gartner Magic Quadrant for U.S. Emergency/Mass Notification Services, 31 March 2014, Gartner

About BlackBerry
A global leader in secure mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About AtHoc
AtHoc is the pioneer and recognized leader in networked crisis communication, protecting millions of people and thousands of organizations around the world. AtHoc provides a secure and reliable exchange of critical information among organizations, their people and devices. A trusted partner to the world's most demanding customers, AtHoc is the #1 provider to the U.S. Departments of Defense and Homeland Security, and safeguards numerous other government agencies and leading commercial enterprises. Headquartered in Silicon Valley, the company operates around the globe. Lead investors in AtHoc include Greylock Partners and Intel Capital. For more information about AtHoc, please visit www.athoc.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

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